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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                        Commission File Number: 0-027073
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                           NOTIFICATION OF LATE FILING


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] FORM 10-Q AND FORM 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2001


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

                 For the Transition Period Ended: ____________


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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:   INVESTCO,INC.
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Former Name of Registrant (if applicable):           N/A
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Address of Principal Executive Office (Street and Number):

                        4400 N FEDERAL HIGHWAY, SUITE 301
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                          BOCA RATON, FLORIDA                33431
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                            City, State and                 Zip Code


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PART II--RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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         State below in reasonable detail the reasons why the Forms 10-K,
10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         THE REGISTRANT IS UNABLE TO COMPLETE THE FINANCIAL STATEMENTS ON A TIMELY BASIS WITHOUT UNREASONABLE EFFORT OR EXPENSE DUE TO A MAJOR INTERNAL REORGANIZATION, DOWNSIZING AND MOVE TO NEW LOCATION.

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PART IV--OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification

         Joseph Lents                       561                   750-6575
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         (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] YES [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] No

         WE EXPECT THE NET LOSS IN DECEMBER 31, 2001 TO BE APPROXIMATELY $3.0 MILLION AS COMPARED TO $4.5 MILLION IN DECEMBER 31, 2000 DUE TO A REDUCTION IN REVENUE AND A DECREASE IN OPERATING COSTS.



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                                 INVESTCO, INC.
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                  (Name of Registrant as Specified In Charter)

Has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Dated: APRIL 2, 2002                INVESTCO, INC.


                                    By: /s/ JOSEPH LENTS
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                                    Name:   JOSEPH LENTS
                                    Title:  CHIEF EXECUTIVE OFFICER


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
         INTENTION MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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